UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.) *

MDXHEALTH SA

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B5950S113

(CUSIP Number)

September 27, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. B5950S113
1	NAME OF REPORTING PERSONS Genomic Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,441,171
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,441,171
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,171
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(1)
12	TYPE OF REPORTING PERSON CO

(1) Calculated based on 47,288,093 ordinary shares issued and outstanding following completion of the offering described in the Issuer’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 26, 2024.

CUSIP No. B5950S113
1	NAME OF REPORTING PERSONS Exact Sciences Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,441,171
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,441,171
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,171
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%(1)
12	TYPE OF REPORTING PERSON CO

(1) Calculated based on 47,288,093 ordinary shares issued and outstanding following completion of the offering described in the Issuer’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 26, 2024

Item 1(a).    Name of Issuer
MDxHealth SA

Item 1(b).    Address of Issuer’s Principal Executive Offices

CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium
+32 4 257 70 21

Item 2(a).    Name of Person(s) Filing

(a)Genomic Health, Inc.
(b)Exact Sciences Corporation

Item 2(b).    Address of Principal Business Office or, if none, Residence

(a)The business address of Genomic Health, Inc. is 5505 Endeavor Lane, Madison, WI 53719.
(b)The business address of Exact Sciences Corporation is 5505 Endeavor Lane, Madison, WI 53719.

Item 2(c).    Citizenship

(a)Genomic Health, Inc. – Delaware
(b)Exact Sciences Corporation – Delaware

Item 2(d).    Title of Class of Securities

    Ordinary shares, no par value

Item 2(e).    CUSIP Number

B5950S113

Item 3.    Not applicable.

Item 4.    Ownership:

(a)Amount beneficially owned:

As of the date hereof, Genomic Health, Inc. owns 2,441,171 Ordinary Shares and warrants to purchase an additional 1,000,000 Ordinary Shares of the Issuer. Genomic Health, Inc. is a wholly owned subsidiary of Exact Sciences Corporation. Exact Sciences Corporation, through the ownership described herein may be deemed to beneficially own the Ordinary Shares directly owned by Genomic Health, Inc.

(b)Percent of class:

See responses to Item 11 on the attached cover pages.

(c)Number of shares as to which the person has:

(i)Sole power to direct the vote: See responses to Item 5 on the attached cover pages.

(ii)Shared power to direct the vote: See responses to Item 6 on the attached cover pages.

(iii)Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv)Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

Not applicable.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024

GENOMIC HEALTH, INC.

By:
	Name:	James Herriott
	Title:	Secretary

EXACT SCIENCES CORPORATION

By:
	Name:	James Herriott
	Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of October 4, 2024, by and among the Reporting Persons